FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April, 2003

Freegold Ventures Limited

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Freegold Ventures Limited

(Registrant)

“Taryn Downing”

Date:   May 20, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

April 2, 2003

Item 3: Press Release

Not Applicable

Item 4: Summary of Material Change

The Company is pleased to announce the results from its three-hole Phase 1 diamond drilling program on its Golden Summit project in the Fairbanks District, Alaska.

Item 5: Full Description of Material Change

See attached News Release dated April 2, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___April 3, 2003_______________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FREEGOLD VENTURES LIMITED

TORONTO STOCK EXCHANGE TRADE SYMBOL: ITF

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

OTCBB: FGOVF

Tel:  (604) 685-1870   Facsimile:  (604) 685-8045

Toll Free 1-800-667-1870

*

Structural continuity demonstrated in Cleary Hill vein swarm

*

Multiple high grade and disseminated zones intercepted in drilling

*

Phase 2 drilling and trenching scheduled

GOLDEN SUMMIT PROJECT, ALASKA

NEWS RELEASE

April 2, 2003

Freegold Ventures Limited (Freegold) is pleased to announce the results from its three-hole Phase 1 diamond drilling program on its Golden Summit project in the Fairbanks District, Alaska. The holes (CHD 2003-01, 02 and 03) were drilled to confirm structural continuity of multiple gold intercepts encountered in drill hole CDH 2000-01 including 294 feet grading 1.38 g/t, 9 feet grading 3.7 g/t, 64 feet grading 4.9 g/t and 2 feet grading 86.1 g/t gold.

The Company previously released significant results for the first hole (#2003-01) of the 2003 Phase 1 program.  The results of this hole are shown in the table below along with results from drill hole 2000-01 and new significant results from holes 2003-02 and 2003-03.

Phase 1 drill results confirmed the presence of a vein swarm consisting of high grade gold mineralization hosted in quartz veins and quartz stockwork zones in highly altered schists. These contain widespread disseminated gold mineralization.  Gold grades in both the high grade structures and the disseminated wallrocks are significant both in overall grade and width and are open along strike in both directions and at depth.

ASSAY RESULTS SOUTH CLEARY MINE GOLD MINERALIZATION

Hole #	From (Feet)	To (Feet)	Thickness (Feet)	Gold gram per ton	Gold ounces per ton
CHD 2000-01	116.0	410.0	294	1.380	0.040
including	116.0	125.0	9	3.74	0.109
including	218.0	282.0	64.0	4.900	0.143
and	520.0	522.0	2.0	86.170	2.513

CHD2003-01	41.0	449.5 (Eoh)	408.5	1.016	0.030
including	87.0	449.5 (Eoh)	362.5	1.125	0.033
including	87.0	425.5	388.5	1.191	0.035
including	124.0	140.5	16.5	1.727	0.050
including	124.0	425.5	301.5	1.276	0.037
including	220.5	225.5	5.0	9.700	0.283
including	220.5	333.0	112.5	1.850	0.054
including	317.8	333.0	15.2	8.942	0.261
including	317.8	425.5	107.7	2.393	0.070
including	396.5	425.4	26.0	4.356	0.127

To date, drilling and surface trenching have identified at least 17 mineralized structures extending across a north-south distance of 400 meters from the Wyoming mine on the south to the Cleary Hill mine on the north.  The Cleary Hill mine produced an estimated 281,000 ounces of gold from 216,150 tons (44.5 gpt) between 1908 and 1942.

The vein swarm mineralization outlined by Phase 1 drilling has shown good structural continuity of mineralization down dip.  Phase 2 drilling, planned for May, will be designed to extend the vein swarms along strike to the east and west.  At present, mineralization along strike is open for at least 300 meters to both the east and west from the Phase 1 drilling area.  Phase 2 drilling will help quantify grade and structural continuity within the high and low grade components of the system and will facilitate preliminary economic assessments to be conducted on the Cleary Hill vein swarm area.

The Cleary Hill vein swarm is one of four identified vein swarms on the Golden Summit project.  Little or no past exploration has been conducted on the other three vein swarms which are located within a 10 by 5 kilometer area of the project.  These vein swarms contain surface and underground mining potential and currently are the subject of discussions with potential joint venture partners.

All geochemical samples were analyzed by XRAL Laboratories for gold via fire assay techniques plus a multi-element suite via ICP-MS methods. The qualified person responsible for this news release is Curt Freemen, M.Sc. P. Geo.

ASSAY RESULTS SOUTH CLEARY MINE GOLD MINERALIZATION
CHD 2003-02	76.5	100.0	23.5	1.045	0.030
and	199.2	202.0	2.8	1.310	0.038
and	277.0	286.0	9.0	1.267	0.037
and	333.0	335.0	2.0	1.100	0.032
and	364.5	368.0	3.5	5.370	0.157

CHD 2003-03	134	148.5	14.5	2.314	0.067
and	225	229.5	4.5	1.050	0.031
and	320.5	326	5.5	1.950	0.057
and	400.5	407.5	7.0	1.197	0.035

SOUTH CLEARY MINE DRILLHOLE LOCATIONS

Hole #	North UTM	East UTM	Elev (mt)	Azimuth	Angle	Total Depth (mt)
2000-01	7215408	479561	390	360	-50	305
2003-01	7215450	479561	385	360	-50	137
2003-02	7215450	479561	385	360	-70	137
2003-03	7215413	479561	390	360	-70	138

Freegold is currently completing a $3 million private placement to fund exploration on this and other projects held by Freegold. The Private Placement is priced at $0.45, with an 18 month, $0.55 half-warrant.

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.  CUSIP:  356455 10 5 Reg#  82-1225

“Harry Barr”

Harry Barr, Chairman & CEO

DISCLAIMER:

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

April 9, 2003

Item 3: Press Release

Not Applicable

Item 4: Summary of Material Change

The Company announces that it’s annual general meeting is set for May 5, 2003 at 10:00am at the Company’s head office.

The Company also wishes to announce that in connection with the special warrant private placement, the Company has sought and obtained TSX conditional approval to the issuance of up to 334,444 broker warrants which may be issued to certain qualifying brokers who assist the Company in placing a minimum of $150,000 of special warrants.

Item 5: Full Description of Material Change

See attached News Release dated April 9, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___April 10, 2003______________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FREEGOLD VENTURES LIMITED

TORONTO STOCK EXCHANGE TRADE SYMBOL: ITF

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

OTCBB: FGOVF

Tel:  (604) 685-1870   Facsimile:  (604) 685-8045

Toll Free 1-800-667-1870

NEWS RELEASE

April 9, 2003

Annual General Meeting

The Company’s annual general meeting (AGM) is set for May 5, 2003 at 10:00 a.m. at the company’s head office.  The (AGM) materials have been mailed to the company shareholders.

At the AGM, the Company will be seeking shareholder approval to a number of resolutions, including the ratification of the special warrant private placement previously announced by the Company on January 24, 2003 and the potential reduction in price of those special warrants sold to arm's length purchasers upon the occurrence of certain events.

In connection with this special warrant private placement, the Company has sought and obtained TSX conditional approval, and at the AGM will seek shareholder approval, to the issuance of up to 334,444 broker warrants which may be issued to certain qualifying brokers who assist the Company in placing a minimum of $150,000 of special warrants.  Each broker warrant will entitle the holder to purchase one share of the Company at an exercise price of $0.55 per share for a period of 18 months from the date of issue of the broker warrants.

Freegold Ventures Limited (TSX: ITF) is a North American gold exploration company with several significant gold projects including Golden Summit, in the Fairbanks District of Alaska, the Rob Project in the Goodpaster Mining District, Alaska and the Almaden Gold Deposit in Idaho.  In addition to its gold projects, Freegold is also active on its Union Bay Platinum-Palladium property located in southeastern Alaska; Union Bay is presently under option to Pacific North West Capital Corp. (PFN:TSX).

For further information, please contact toll free 1-800-667-1870 or by email at ir@freegoldventures.com

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.  CUSIP:  356455 10 5 Reg#  82-1225

“Harry Barr”

Harry Barr, Chairman & CEO

DISCLAIMER:

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

April 24, 2003

Item 3: Press Release

Not Applicable

Item 4: Summary of Material Change

The Company is pleased to announce the appointment of Dr. Hans von Michaelis to the Board of Directors

Item 5: Full Description of Material Change

See attached News Release dated April 24, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___April 25, 2003______________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

NEWS RELEASE

April 24, 2003

FREEGOLD APPOINTS NEW DIRECTOR

Vancouver, B.C.  Freegold Ventures Limited (TSX:ITF) is pleased to announce the appointment of Dr. Hans von Michaelis to the Board of Directors.

PROFILE:

Dr. von Michaelis holds a Ph.D. in Geochemistry from the University of Cape Town, South Africa. He has worked extensively in the mining industry for the past 4 decades, focusing primarily on the development of new technology applications in mineral processing and mining, and on business development for both the mining and exploration industries throughout North America, Mexico, South America, Australia, and Africa.  Dr. von Michaelis has participated in business development strategy development and financing of several significant gold deposits.  Since 1977 Dr. von Michaelis has been the President of Randol International Ltd., which arranges business development conferences that bring together major, mid-size and junior resource developers.

FREEGOLD VENTURES

Freegold Ventures Limited (TSX: ITF) is a North American gold exploration company with several significant gold projects including Golden Summit, in the Fairbanks District of Alaska, the Rob Project in the Goodpaster Mining District, Alaska and the Almaden Gold Deposit in Idaho.  In addition to its gold projects, Freegold is also active on its Union Bay Platinum-Palladium property located in southeastern Alaska; Union Bay is presently under option to Pacific North West Capital Corp. (PFN:TSX).  Freegold is currently in negotiations with major mining companies in an effort to further expand, explore and develop its Alaskan and Idaho projects.

For further information, please contact toll free 1-800-667-1870 or by email at ir@freegoldventures.com

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.  CUSIP:  356455 10 5 Reg#  82-1225

“Harry Barr”

Harry Barr, Chairman & CEO

DISCLAIMER:

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission